Exhibit 99.1

Jackson Investment Group, LLC

The business address of the following officers of Jackson Investment Group, LLC, is c/o Jackson Investment Group, LLC, 2655 Northwinds Parkway, Alpharetta, GA 30009.

Name of Officer	Principal Occupation

Leslie M. Kurtz	Chief Financial Officer of Jackson Investment Group, LLC, and its subsidiaries

Jay D. Mitchell	Secretary and General Counsel of Jackson Investment Group, LLC, and its subsidiaries